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                                                                    EXHIBIT 99.1


25 September 2001

                             Smartlogik Group plc

                          Business and trading update

Smartlogik Group plc (LSE: SLK; NASDAQ: SLGK) ("Smartlogik" or "the Company") issues the following statement regarding trading conditions and recent and ongoing actions being undertaken within the Company.

On 7 August 2001, Smartlogik made the following statement in its announcement of Q2 and interim results for the six months to 30 June 2001:

"We recognise that the IT industry is currently experiencing difficult times with many companies delaying or deferring expenditure on new systems unless there is a relatively short-term payback. However, we believe we have recognized the trend early and have consequently taken steps to ensure that we emphasize in our negotiations our ability to generate a real and substantive ROI for our customers. We have also focused our sales efforts on those organisations for which information management is mission-critical. To date, the Board has been encouraged by the customer response to these initiatives."

Management continues to be encouraged by the new business opportunities being generated, and a number of potentially significant contracts are under active discussion. However, it is clear that the tendering process has become increasingly elongated and decisions continue to be deferred, something that is likely to be exacerbated by the recent tragic events in the US. The outcome for 2001 as a whole, and the Company's ability to meet current market revenue expectations, is dependent on the extent to which it will be possible to bring these contract discussions to conclusion.

In the meantime, the Company maintains a proactive approach to ensuring that the company's cost base is aligned to anticipated levels of revenue generation and cash utilisation. Management is in the process of implementing a rationalisation programme that is expected to result in a reduction in the company's total headcount of some 20%. This reduction will focus predominantly on back office and non-sales related functions to ensure that it does not impact on the Company's effectiveness in sales generation.

Management remains convinced that its strategy, of focusing sales efforts on targeted sectors and on organisations for which Smartlogik's solutions can generate tangible short-term commercial or financial benefit, is the most appropriate in current market conditions. Based on current revenue expectations and the cost reductions achieved, the Board's internal estimate as to when the Company will reach break-even remains unchanged.

For further information, please contact:

Stephen Hill
Chief Executive, Smartlogik Group plc                         020 7930 6900

John Olsen / Tom Leatherbarrow

Hogarth Partnership Ltd                                       020 7357 9477

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